Exhibit 12.1
MEDTRONIC PLC COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The ratio of earnings to fixed charges for the fiscal years ended April 29, 2016, April 24, 2015, April 25, 2014, April 26, 2013, April 27, 2012, and April 29, 2011 was computed based on Medtronic’s historical consolidated financial information included in Medtronic’s most recent Annual Report incorporated by reference on Form 10-K.

(in millions, except ratio of earnings to fixed charges)	Year ended April 29, 2016	Year ended April 24, 2015	Year ended April 25, 2014	Year ended April 26, 2013	Year ended April 27, 2012	Year ended April 29, 2011
Earnings:
Income from operations before income taxes	$4,336	$3,486	$3,705	$4,251	$4,145	$3,664
Noncontrolling interest (income) loss	4	1	(1)	(1)	8	8
Capitalized interest(1)	(10)	(5)	(4)	(4)	(4)	(4)
	$4,330	$3,482	$3,700	$4,246	$4,149	$3,668
Fixed Charges:
Interest expense, gross(2)	$1,386	$666	$379	$392	$353	$454
Rent interest factor(3)	81	59	45	42	46	44
	$1,467	$725	$424	$434	$399	$498
Earnings before income taxes and fixed charges	$5,797	$4,207	$4,124	$4,680	$4,548	$4,166
Ratio of earnings to fixed charges	4	6	10	11	11	8

(1) Capitalized interest relates to construction projects in process.
(2) Interest expense consists of interest on indebtedness.
(3) Approximately one-third of rental expense is deemed representative of the interest factor.